NO ACT

PE
2-28-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000763

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 28 2013

Washington, DC 20549

February 28, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-28-2013

Gary I. Horowitz
Simpson Thacher & Bartlett LLP
ghorowitz@stblaw.com

Re: Dillard's, Inc.

Dear Mr. Horowitz:

This is in regard to your letter dated February 28, 2013 concerning the shareholder proposal submitted by the Humane Society of the United States for inclusion in Dillard's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Dillard's therefore withdraws its January 11, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Ralph Henry
The Humane Society of the United States
rhenry@humanesociety.org

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

February 28, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Withdrawal of Request for No-Action Originally Submitted January 11, 2013

Ladies and Gentlemen:

This letter is to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that our client, Dillard's, Inc., a Delaware corporation ("Dillard's"), has received a letter from The Humane Society of the United States (the "Proponent") withdrawing its December 7, 2012 shareholder proposal (the "Proposal"). A copy of the Proponent's signed letter of withdrawal is attached as Exhibit A. Additionally, a copy of the Proponent's letter notifying the Securities and Exchange Commission of the withdrawal of its Proposal is attached as Exhibit B.

Accordingly, Dillard's hereby withdraws its request for no-action set forth in a letter to the Staff dated January 11, 2013.

Thank you for your consideration.

Respectfully Submitted,



Gary I. Horowitz

cc: Dean Worley
Ralph Henry



THE HUMANE SOCIETY
OF THE UNITED STATES

February 19, 2013

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE, Washington, DC 20549

Re: Withdrawal of 2013 shareholder proposal by the Humane Society of the United States; Dillard's, Inc. January 11, 2013 No Action request

Dear Sirs/Madams:

In a letter dated January 11, 2013, Dillard's, Inc. ("**Dillard's**") requested that the staff of the Division of Corporation Finance issue a "No Action" letter concurring with Dillard's that it could exclude from its 2013 proxy statement and form of proxy the shareholder proposal and statements submitted in support thereof on December 7, 2012 by The Humane Society of the United States ("**HSUS**").

Enclosed as **Exhibit A** is a letter to Dillard's from HSUS dated February 19, 2013, which withdraws the proposal submitted by HSUS, effective immediately. As such, we believe the "No Action" request submitted by Dillard's is now moot and requires no further attention or action by the staff of the Division of Corporation Finance.

Please call me at (202) 676-2324 with respect to any questions you may have in connection with this matter.

Sincerely,

Ralph Henry
Deputy Director, Animal Protection Litigation
The Humane Society of the United States

Enclosure



THE HUMANE SOCIETY
OF THE UNITED STATES

February 19, 2013

VIA ELECTRONIC MAIL

Dean Worley
General Counsel
Dillard's Inc.
1600 Cantrell Road
Little Rock, AR 72201

Re: Withdrawal of 2013 shareholder proposal by the Humane Society of the United States

Dear Mr. Worley:

As discussed, The Humane Society of the United States hereby withdraws our shareholder proposal submitted to Dillard's, Inc. on December 7, 2012 for inclusion in the 2013 proxy materials.

Please call me at (202) 676-2324 with respect to any questions you may have in connection with this matter.

Sincerely,

Ralph Henry
Deputy Director, Animal Protection Litigation
The Humane Society of the United States

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

January 11, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by The Humane Society of the United States

Ladies and Gentlemen:

Dillard's, Inc., a Delaware corporation (the "Company"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials relating to the Company's 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials"). The Proposal was submitted by The Humane Society of the United States (the "Proponent") and received by the Company on December 7, 2012. The Company requests confirmation that the Staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2013 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as *Exhibit A*.

The Company intends to commence the printing of the 2013 Proxy Materials on or about April 3, 2013, so that it may begin mailing the 2013 Proxy Materials no later than April 8, 2013. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal

The Proposal requests generally that the Company's Board of Directors develop and disclose a policy related to the Company's retail sales of fur merchandise aimed at preventing animal cruelty in the fur trade.

The Proposal includes a Supporting Statement (the "Supporting Statement") recommending that the Company consider in developing the policy options such as avoiding all sale of fur products, avoiding animal fur from certain animal species, avoiding selling animal fur from certain countries, and directly monitoring vendors.

II. Basis for Exclusion

The Proposal properly may be omitted pursuant to:

A. Rule 14a-8(i)(7) on the grounds that the Proposal deals with a matter relating to the ordinary business operations of the Company.

B. Rule 14a-8(i)(3) on the grounds that the Proposal is (i) materially misleading and (ii) overly vague.

III. Analysis

A. *Rule 14a-8(i)(7)*

Rule 14a-8(i)(7) allows the omission of a proposal "if the proposal deals with a matter relating to the company's ordinary business operations."

Shareholder proposals concerning the sale of particular products are generally excludable under rule 14a-8(i)(7) as matters of ordinary business operations. As the Commission has explained, the ordinary business rule "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-40018 (May 21, 1998). There are tasks that are "fundamental to management's ability to run a company on a day-to-day basis." *Id.* Such tasks cannot "as a practical matter, be subject to direct shareholder oversight." *Id.* Accordingly, shareholder proposals that seek to micro-manage the complex business operations of a company may be properly excluded from proxy materials under Rule 14a-8(i)(7).

The Company is one of the nation's largest fashion, apparel, cosmetics and home furnishing retailers. The Company's process of selecting products to sell in its stores is a complex business operation that is fundamental to the Company's ability to run on a day-to-day basis. The Proposal asks the Board of Directors to develop a policy specifically related to its retail sales of fur merchandise. Additionally, the Supporting Statement sets forth a number of policy "options" that relate directly to the Company's day-to-day ability to select products to sell in its stores. The Proposal is therefore excludable under the ordinary business rule.

This is not the Proponent's first attempt to micro-manage the Company's retail sales of fur merchandise through a shareholder proposal. On December 6, 2011, the Proponent submitted a shareholder proposal to the Company encouraging the Board of Directors to develop a plan to phase out the sale of fur from raccoon dogs ("the 2011 Proposal"). The 2011 Proposal included a supporting statement asking shareholders to consider allegations that raccoon dog fur has been linked to inhumane treatment of animals. On February 27, 2012, the Staff issued a no action letter allowing the omission of the 2011 Proposal. The Staff took the position that the 2011 Proposal related to "the products offered for sale by the company" and stated that "[p]roposals concerning the sale of particular products are generally excludable under rule

14a-8(i)(7)."

There is strong precedent supporting the exclusion of the Proposal from the 2013 Proxy Materials under the ordinary business rule. The Staff has taken the position in a number of instances--including the 2011 Proposal--that shareholder proposals alleging inhumane treatment of animals in connection with the sale of certain products may be omitted from proxy materials under rule 14a-8(i)(7). For example, the Staff issued a no-action letter to FMC Corporation on February 25, 2011 allowing the omission of a shareholder proposal to establish a product stewardship program for insecticides and pesticides that were suspected to have been misused by third parties to harm wildlife or humans. The Staff took the position that the proposal related to FMC's ordinary business operations and did not "focus on a significant social policy issue." *See also Lowe's Companies, Inc.* (avail. Mar. 18, 2010) (allowing omission of proposal encouraging company to add warning label to glue traps sold in stores stating danger that traps pose to animals); *The Home Depot, Inc.* (avail Mar. 12, 2010) (allowing omission of proposal encouraging company to label all glue traps sold in its stores with warning of dangers traps pose danger to animals and wildlife); *The Home Depot, Inc.* (Jan. 24, 2008) (allowing omission of proposal encouraging company to end sale of glue traps).

The Proposal relates to the Company's selection of products to be sold in its stores. Accordingly, the Proposal is excludable from the 2013 Proxy Materials under rule 14a-8(i)(7) as a matter of ordinary business operations.

B. *Rule 14a-8(i)(3)*

(i) Materially Misleading Statements

Rule 14a-8(i)(3) allows for the omission of a proposal or any statement in support thereof if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Staff has explained that it may be appropriate for a company to rely "on Rule 14a-8(i)(3) to exclude or modify a statement . . . where statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or association, without factual foundation..." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB No. 14B"); *see also Farmer Bros. Co.* (avail. Nov. 28, 2003).

The Proposal contains misleading statements regarding the Company's sale of fur-related merchandise. Specifically, the Proposal attempts to associate, without factual foundation, the Company's sale of fur merchandise with reports of fur trade atrocities such as animals being "skinned alive, anally electrocuted, drowned, and . . . caught in traps." In doing so, the Proposal charges the Company with immoral, improper and unethical conduct concerning animal cruelty in the fur trade. The Proponent provides no facts or documentation in support of these sweeping allegations.[1] This language is materially misleading and should be excluded under

[1] In fact, the only cited material included in the Proposal is the Company's Social Accountability Policy, which states: "Dillard will not knowingly do business with vendors that undermine our standards, damage our reputation, and/or threaten our commercial success. With full consideration for the practice of individual vendors as well as the political and social issues of note or notoriety in a Vendor's country, Dillard will select only the vendors who share our values and will endeavor to build our business with such Vendors."

rule 14a-8(i)(3).

(ii) Vagueness

The Staff has also taken the position that exclusion may be appropriate under rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with a reasonable certainty exactly what actions or measures the proposal requires . . ." SLB No. 14B.

The Proposal is inherently vague and should be excluded under rule 14a-8(i)(3). The Proposal encourages the Company's Board of Directors to develop a "policy related to the prevention of animal cruelty in [the Company's] purchasing of animal fur merchandise that will be developed in consideration of the Company's existing policy statements." The Proposal itself provides scant guidance as to how the policy should be designed and implemented. If the Proposal were to be adopted, the Company would not be able to determine with any reasonable certainty what actions would be required to develop a retail sale policy aimed at preventing generally animal cruelty committed by unknown third parties in the fur trade. The Proposal should be excluded from the 2013 Proxy Materials because it is so vague and indefinite that neither shareholders in voting on the proposal, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required.

IV. Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from the 2013 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2013 Proxy Materials.

By copy of this letter, the Proponent is being notified of the Company's intention to omit the Proposal from its 2013 Proxy Materials.

Thank you for your consideration.

Respectfully Submitted,



Gary I. Horowitz

cc: Dean Worley
PJ Smith



THE HUMANE SOCIETY
OF THE UNITED STATES

December 7, 2012

Dean Worley
General Counsel, and Secretary
Dillard's, Inc.
1600 Cantrell Road
Little Rock, AR 72201

Via UPS and email (Dean.Worley@dillards.com, Dean.Elliot@dillards.com)

Dear Mr. Worley:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2013 annual meeting and a letter from The Humane Society of the United States' (HSUS) brokerage firm, BNY Mellon, confirming ownership of Dillard's common stock. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2013 shareholder meeting.

Please contact me if you need any further information or have any questions. If Dillard's will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-721-6434 or pjsmith@humanesociety.org. Thank you for your assistance.

Sincerely,

PJ Smith
Corporate Outreach Manager

Enclosures: 2013 Shareholder Resolution
Copy of BNY Mellon letter

Cc'd: Dean Elliot, Director of Governmental Affairs


BNY MELLON
WEALTH MANAGEMENT

David W. Simpson
First Vice President

412.234.0336
Fax 412.236.9984
david.simpson@bnymellon.com

December 7, 2012

Dillard's, Inc.
Mr. Dean Worley, General Counsel, and Secretary
1600 Cantrell Road
Little Rock, AR 72201

Dear Mr. Worley:

BNY Mellon National Association, custodian for The Humane Society of the United States, confirms that as of December 7, 2012 HSUS holds shares of at least $2,000.00 in market value of Dillard's, Inc. common stock and held those shares for at least one year prior to and including the date of this letter.

by: 
David W. Simpson
First Vice President
BNY Mellon National Association

Whereas, Dillard's has protected its reputation with customers and shareholders by stating in its Social Accountability policy (the "Policy"):

> "Dillard will not knowingly do business with vendors that undermine our standards, damage our reputation, and/or threaten our commercial success. With full consideration for the practice of individual vendors as well as the political and social issues of note or notoriety in a Vendor's country, Dillard will select only the vendors who share our values and will endeavor to build our business with such Vendors."

Whereas, confirmed reports of animal cruelty in the fur trade—including animals being skinned alive, anally electrocuted, drowned, and pets caught in traps—have led to many corporations, including Nordstrom, Saks Fifth Avenue, Lord & Taylor, JCPenney, Sears, Stein Mart, Gucci, Michael Kors, and Liz Claiborne, to implement policies that address the important social issue of animal cruelty in the sourcing of animal fur; and

Whereas, Dillard's continues to sell animal fur garments even though animal cruelty and lack of transparency in fur production and sales can lead to negative publicity, public protests, and a loss of consumer confidence, which can have negative impacts on shareholder value; and

Whereas, as recently as May 2011, Dillard's sold garments that were advertised and labeled as faux fur and later discovered to be real animal fur originating from a member of the Canidae family (dogs and their allies). Dillard's vendor stated that the fur was "purchased in the open market in China," where animals have been documented to be skinned alive; and

Whereas, lack of transparency in the selling of animal fur has led to Dillard's being named in three petitions filed before the Federal Trade Commission, a lawsuit before the D.C. Superior Court, and national television news coverage linking the company to false advertising and animal cruelty; and

Whereas, even with due diligence and dedicated resources, retailers have been associated with animal cruelty or found liable under state and federal consumer protection laws, such as the federal Fur Products Labeling Act (FPLA) and the Federal Trade Commission Act (FTCA), for any false or deceptive labeling or advertisements of animal fur garments.

Resolved, that shareholders encourage the board of directors to develop and disclose a policy relating to the prevention of animal cruelty in Dillard's purchasing of animal fur merchandise that will be developed in consideration of the company's existing policy statements.

Supporting Statement: Proponents believe that in developing a policy the company should consider options such as avoiding all sale of fur products, avoiding animal fur from certain species commonly associated with animal cruelty, avoiding animal fur from countries that do not have well established and enforced legislation covering animal cruelty, and direct monitoring or auditing of vendor practices.

We urge shareholders to vote **FOR** this resolution, which would simply *encourage* the board to address the important social matter of animal cruelty associated with its fur merchandise.